Exhibit 99.2

Execution Version

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated effective as of August 4, 2025.

BETWEEN:

OBSIDIAN ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta

(the "Vendor"),

- and -

DELEK GROUP LTD., a corporation subsisting under the laws of Israel

(the "Purchaser"),

WHEREAS the Vendor is the registered and beneficial owner of the Purchased Shares (as defined below);

AND WHEREAS the Purchaser wishes to purchase from the Vendor, and the Vendor wishes to sell to the Purchaser, the Purchased Shares for the Purchase Price (as defined below) on the terms and conditions set forth in this Agreement (as defined below);

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, the Parties (as defined below) hereto covenant and agree as follows:

Article 1

DEFINITIONS, INTERPRETATION AND SCHEDULES
1.1
Definitions

Where used in this Agreement the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)
"affiliate" means, with respect to a particular Person, another Person that at the relevant time:
(i)
controls that particular Person;
(ii)
is controlled by that particular Person; or
(iii)
is controlled by a Person that also controls that particular Person,

and, for these purposes, "control" means the power to direct or cause the direction of the management and policies of the other Person whether directly or indirectly through one or more intermediaries and whether by the ownership of shares, partnership interests or other equity interests, the holding of voting rights or contractual rights or otherwise. For certainty, a partnership which is comprised of Persons which are affiliates, as described above, shall be deemed to be an affiliate of each such Person and its other affiliates.

(b)
"Agreement" means this share purchase agreement as the same may be amended, supplemented or restated from time to time;
(c)
"associate", when used to indicate a relationship with any Person, means:
(i)
a body corporate of which that Person beneficially owns or controls, directly or indirectly, shares or securities currently convertible into shares carrying more than 10% of the voting rights under all circumstances or under any circumstances that have occurred and are continuing, or a currently exercisable option or right to purchase those shares or those convertible securities,
(ii)
a partner of that Person acting on behalf of the partnership of which they are partners,
(iii)
a trust or estate in which that Person has a substantial interest or in respect of which that Person serves as a trustee or in a similar capacity,
(iv)
a spouse or adult interdependent partner of that Person, or
(v)
a relative of that Person or of that Person's spouse or adult interdependent partner if that relative has the same residence as that Person;
(d)
"Base Purchase Price" means $91,397,840.00;
(e)
"Business Day" means a day on which Canadian chartered banks are open for the transaction of regular business in Calgary, Alberta;
(f)
"Claim" has the meaning ascribed to that term in section 4.3;
(g)
"Closing" means the closing of the purchase and sale of the Purchased Shares;
(h)
"Closing Date" means: (i) the second (2nd) Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Closing Date); or (ii) any other Business Day as the Vendor and Purchaser may agree; but in no event later than the Outside Date;
(i)
"Closing Time" means 6:00 a.m. (Calgary time) on the Closing Date or such other time as agreed to between the Parties in writing;
(j)
"Common Shares" means the common shares of the Corporation as of the date of this Agreement;
(k)
"Corporation" means InPlay Oil Corp., a corporation subsisting under the laws of the Province of Alberta;
(l)
"Dividend Adjustment Amount" means if Closing occurs:
(i)
on or before August 12, 2025, $0.00,

(ii)
after August 12, 2025 but before the Dividend Record Time on August 15, 2025, $411,290.28 stated as a positive number,
(iii)
on August 15, 2025 but after the Dividend Record Time, $411,290.28 stated as a negative number,
(iv)
after August 15, 2025, solely as a result to the Vendor's failure to deliver (or cause to be delivered) to the Purchaser those items listed in section 7.2(a) through section 7.2(d) at the Closing Time, $822,580.56 stated as a negative number, and
(v)
after August 15, 2025 due to any reason other than specified in section 1.1(e)(iv), $0.00;
(m)
"Dividend Record Time" means the close of business on August 15, 2025;
(n)
"DRS Advice Statement" has the meaning ascribed to that term in section 2.3;
(o)
"Encumbrance" means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement or other encumbrance;
(p)
"Excluded Matters" means the Purchaser IRA, the Purchaser RRA or any other agreement, arrangement or understanding between the Purchaser and the Corporation (or any of their respective Affiliates);
(q)
"Filing Fee Adjustment Amount" means $29,563.49;
(r)
"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental, administrative, regulatory or public department, central bank, court, tribunal, ministry, arbitral body, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any supervisory, regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators, the TSX and the Canadian Investment Regulatory Organization;
(s)
"Indemnified Party" has the meaning ascribed to that term in section 4.3;
(t)
"Indemnifying Party" has the meaning ascribed to that term in section 4.3;
(u)
"InPlay Credit Facility" means the Corporation's credit agreement with ATB Financial, National Bank of Canada, and Shell Trading Canada, by its managing partner, Shell Canada Limited, as lenders, and ATB Financial, as agent to the lenders;
(v)
"InPlay Credit Facility Consent" means the consents, waivers or approvals, if any, required under the InPlay Credit Facility, to permit the acquisition of the Purchased Shares by the Purchaser in accordance with the terms of this Agreement;
(w)
"International Jurisdiction" has the meaning ascribed to that term in section 3.2(p);

(x)
"Investor Rights Agreement" means the investor rights agreement dated April 7, 2025 between the Corporation and the Vendor;
(y)
"IRA Consent" means the consent of the Corporation to the transfer of Purchased Shares by the Vendor to the Purchaser as required pursuant to Section 4 of the Investor Rights Agreement;
(z)
"Letter Agreement" means the letter agreement dated July 24, 2025 between the Purchaser and the Corporation requiring, among other things, the Corporation to pursue the InPlay Credit Facility Consent;
(aa)
"Losses" means, in respect of any matter or thing, all claims, demands, proceedings, losses, damages, liabilities, obligations, deficiencies, costs and expenses of any nature (including, without limitation, all reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter;
(bb)
"Material Adverse Effect" means any fact, change, effect, event, circumstance, occurrence or state of facts that, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, affairs, capital, operations, results of operations, financial condition, properties, assets or liabilities (including any contingent liabilities that may arise) of a Person and its subsidiaries, on a consolidated basis, other than changes, events, occurrences or states of fact resulting from: (i) a change in the market price of the Purchased Shares, (ii) the public announcement of the execution of this Agreement and the transactions contemplated hereby, (iii) any changes affecting the global oil and gas industry in Western Canada generally (including any changes, events, occurrences or states of fact resulting from commodity prices, applicable laws, accounting standards, and capital markets); (iv) any failure by the Corporation to achieve any published or internally prepared budgets, projections, predictions, estimates, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); (v) results from any import or export restriction, prohibition, tariff, duty, charge or tax imposed by (A) the federal or state or other government of the United States of America on goods imported from or exported to Canada; or (B) the federal or a provincial or other government of Canada on goods imported from or exported to the United States of America; or (vi) a change in general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States, provided that with respect to clauses (iii), (v) and (vi) above, such matter does not have, or would not reasonably be expected to have, a materially disproportionate effect on the Corporation and its subsidiaries, on a consolidated basis, relative to other oil and gas producers in Western Canada of similar size (in which case only the incremental disproportionate effect may be taken into account in determining whether a Material Adverse Effect has occurred);
(cc)
"NI 45-106" means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;
(dd)
"Outside Date" means 5:00 p.m. (Calgary time) on August 29, 2025 or such later date as the Parties may agree to in writing;

(ee)
"Parties" means, collectively, the Purchaser and the Vendor, and "Party" means any one of them;
(ff)
"Permitted Encumbrances" means any Encumbrance granted by the Purchaser or arising or existing pursuant to Securities Laws;
(gg)
"Permitted Waiver" means, only after the Purchaser has irrevocably waived the condition in section 6.2(a)(iv) and, in respect of the failure to obtain the InPlay Credit Facility Consent, the condition in section 6.2(a)(v), a waiver by the Purchaser following the date hereof of the requirement of the Corporation under the Letter Agreement to use commercially reasonable efforts to obtain the InPlay Credit Facility Consent;
(hh)
"Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business organization of whatsoever nature or kind;
(ii)
"Purchase Price" means the aggregate price payable by the Purchaser to the Vendor for the Purchased Shares provided for in section 2.2;
(jj)
"Purchased Shares" means 9,139,784 Common Shares and includes any securities into which such Purchased Shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed;
(kk)
"Purchaser" has the meaning ascribed to that term in the recitals hereto;
(ll)
"Purchaser IRA" has the meaning ascribed to that term in section 3.2(m);
(mm)
"Purchaser RRA" has the meaning ascribed to that term in section 3.2(m);
(nn)
"Restricted Awards" means restricted awards granted under the Corporation's Restricted and Performance Award Incentive Plan;
(oo)
"Required Approvals" means receipt of (i) the IRA Consent, and (ii) the InPlay Credit Facility Consent;
(pp)
"Securities Laws" means the applicable securities laws of each province and territory of Canada, and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policies, instruments, blanket orders, rulings and notices of each of the Securities Regulators, including the policies, rules and regulations of the TSX;
(qq)
"Securities Regulators" means the securities commissions or other securities regulatory authorities of each province and territory of Canada;
(rr)
"Tax" or "Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies, rates, withholdings, dues, contributions and other charges, collections or assessments of any kind whatsoever, imposed by any Governmental Entity; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses

(i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;
(ss)
"Third Party Claim" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under this Agreement;
(tt)
"TSX" means the Toronto Stock Exchange; and
(uu)
"Vendor" has the meaning ascribed to that term in the recitals hereto.
1.2
Interpretation
(a)
References herein to articles, sections, subsections, paragraphs or subparagraphs shall be construed as references to sections, subsections, paragraphs or subparagraphs, as the case may be, of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and not to any particular article, section, subsection, paragraph or subparagraph or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.
(b)
The headings of sections and subsections herein are inserted for convenience of reference only and shall not affect the meaning or intent of the provisions hereof.
(c)
In this Agreement, unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.
(d)
Unless otherwise specifically indicated, all dollar amounts referred to in this Agreement are expressed in Canadian currency.
(e)
Where any representation, warranty or other statement contained in this Agreement is qualified by reference to the knowledge of the Vendor, it will be deemed to refer to the actual knowledge of Stephen Loukas and Peter Scott. Where any representation, warranty or other statement contained in this Agreement is qualified by reference to the knowledge of the Purchaser, it will be deemed to refer to the actual knowledge of Udi Erez and Tamir Polikar.
Article 2

PURCHASE AND SALE OF SHARES
2.1
Purchase and Sale

Subject to the terms and conditions of this Agreement, the Vendor hereby agrees to sell, transfer, assign and convey to the Purchaser, and the Purchaser hereby agrees to purchase from the Vendor, the Purchased Shares, free and clear of all Encumbrances, other than Permitted Encumbrances.

2.2
Purchase Price

The aggregate purchase price (the "Purchase Price") payable by the Purchaser to the Vendor in consideration for the Purchased Shares is the Base Purchase Price plus the Dividend Adjustment Amount and less the Filing Fee Adjustment Amount. The Purchase Price shall be paid on or prior to the Closing

Time by the Purchaser to the Vendor by wire transfer of immediately available funds (or other form of funds transfer if requested by and in accordance with written instructions received from the Vendor and agreed to by the Purchaser prior to Closing).

2.3
Transfer of Purchased Shares

At the Closing Time, the Vendor shall deliver an assignment, share transfer power of attorney, securities transfer form or letter of instruction from the Vendor of its interests in and to the Purchased Shares together with such other documents as are required for the Vendor to effectively transfer the Purchased Shares to the Purchaser. Upon Closing, the Vendor shall deliver or cause to be delivered to the Purchaser, a direct registration system advice statement (a "DRS Advice Statement") representing and evidencing the registration of the Purchased Shares in the name of the Purchaser (or such other evidence of the transfer of the Purchased Shares to the Purchaser, satisfactory to the Purchaser, acting reasonably).

Article 3

REPRESENTATIONS AND WARRANTIES, COVENANTS AND ACKNOWLEDGMENT
3.1
Representations and Warranties of the Vendor

The Vendor hereby represents and warrants to the Purchaser as follows (and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and in completing the purchase of the Purchased Shares):

(a)
the Vendor has been duly incorporated, organized and is validly subsisting under the laws of the Province of Alberta, and has the requisite power and authority to enter into and perform its obligations under this Agreement;
(b)
this Agreement has been duly authorized, executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms, except to the extent that enforcement may be limited by laws of general application affecting the enforcement of creditor's rights generally and that certain remedies are discretionary in nature and may not be available in all circumstances;
(c)
all necessary approvals of the Vendor have been obtained to permit the Vendor to execute and deliver this Agreement and to sell, assign, transfer and convey the Purchased Shares, free and clear of all Encumbrances (other than Permitted Encumbrances), to the Purchaser as contemplated by this Agreement;
(d)
assuming receipt of the Required Approvals (other than the InPlay Credit Facility Consent), the execution and delivery of this Agreement by the Vendor and the performance by the Vendor of its obligations hereunder:
(i)
does not and will not violate any provision of the charter documents, bylaws or similar organizational documents of the Vendor; and
(ii)
does not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of, or a conflict with, or allow any other Person to exercise any rights under, any contracts or instruments to which the Vendor is a party or by which the Vendor is bound that would either prohibit the Vendor from carrying out the transactions contemplated herein;

(e)
there is no legal, arbitral, governmental or other action, proceeding or investigation pending or, to the knowledge of the Vendor, threatened, and there is no outstanding judgement, decree, order, ruling or injunction against or otherwise involving the Vendor or its respective assets (including, for certainty, the Purchased Shares) that would reasonably be expected to result in any Encumbrances on the Purchased Shares (other than Permitted Encumbrances) or which would reasonably be expected affect the validity or enforceability of this Agreement or prevent or adversely affect in any material respect the transactions contemplated by this Agreement;
(f)
assuming receipt of the Required Approvals, the Vendor has full right, power and authority to sell its entire right, title and interest in and to the Purchased Shares to the Purchaser in the manner contemplated by this Agreement and upon delivery and payment for the Purchased Shares in accordance with this Agreement, the Purchaser will acquire valid and marketable title to such Purchased Shares free and clear of all Encumbrances (other than Permitted Encumbrances);
(g)
other than the Required Approvals (other than the InPlay Credit Facility Consent), no consent, authorization or approval of, or exemption from, any Person, whether pursuant to contract or otherwise, is required to be obtained by the Vendor in connection with the execution, delivery and performance of this Agreement by the Vendor, including the transfer of the Purchased Shares to the Purchaser;
(h)
the Vendor beneficially owns the Purchased Shares, with good and marketable title thereto, free and clear of all Encumbrances (other than Permitted Encumbrances and a security interest of the lenders of the Vendor under its existing credit facility);
(i)
the Purchased Shares represent all of the Common Shares beneficially owned, directly or indirectly, by the Vendor, except for the Common Shares issuable upon settlement of the Restricted Awards held by the Vendor;
(j)
no Person has any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming such, whether pre-emptive or contractual or arising by way of law or equity, for the purchase or other acquisition from the Vendor of any interest in any of the Purchased Shares (other than the Purchaser in respect of rights arising under this Agreement);
(k)
the Vendor is not indebted for borrowed money to the Corporation, excluding any indebtedness associated with normal oil and gas operations;
(l)
there is no Person acting or purporting to act on behalf of the Vendor in connection with the transactions contemplated by this Agreement who is or would be entitled to any brokerage commission, finder's fee or other similar payment;
(m)
the Vendor is not acting as nominee, agent, trustee, executor, administrator or other legal representative on behalf of any Persons or companies who hold a direct beneficial interest in any of the Purchased Shares; and
(n)
the Vendor is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

3.2
Representations, Warranties and Acknowledgements of the Purchaser

The Purchaser hereby represents and warrants to the Vendor as follows (and acknowledges that the Vendor is relying on such representations and warranties in entering into this Agreement and in completing the sale of the Purchased Shares):

(a)
the Purchaser has been duly incorporated, organized and is validly subsisting under the laws of Israel. The Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement;
(b)
this Agreement has been authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation enforceable against the Purchaser in accordance with its terms, except to the extent that enforcement may be limited by laws of general application affecting the enforcement of creditor's rights generally and that certain remedies are discretionary in nature and may not be available in all circumstances;
(c)
all necessary approvals of the Purchaser have been obtained to permit the Purchaser to execute and deliver this Agreement and to purchase the Purchased Shares as contemplated by this Agreement;
(d)
the execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations hereunder:
(i)
does not and will not violate any provision of the charter documents, bylaws or similar organizational documents of the Purchaser; and
(ii)
does not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of, or a conflict with, or allow any other person to exercise any rights under, any contracts or instruments to which the Purchaser is a party or by which the Purchaser is bound that would prohibit the Purchaser from carrying out the transactions contemplated herein;
(e)
there is no legal, arbitral, governmental or other action, proceeding or investigation pending or, to the knowledge of the Purchaser, threatened, and there is no outstanding judgement, decree, order, ruling or injunction against or otherwise involving the Purchaser or its assets which would affect the validity or enforceability of this Agreement or prevent or adversely affect the transactions contemplated by this Agreement;
(f)
no consent, authorization or approval of, or exemption from, any Person, whether pursuant to contract or otherwise, is required to be obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement by the Purchaser, including the acquisition of the Purchased Shares by the Purchaser;
(g)
the Purchaser is purchasing the Purchased Shares as principal for its own account and not with a view toward, or for resale in connection with, the sale or distribution thereof, and is an "accredited investor" within the meaning of such term in NI 45-106;
(h)
it acknowledges that, except as expressly set forth in this Agreement, the Vendor is not making any express or implied warranties in connection with the purchase and sale of the Purchased Shares, and that the Purchaser has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the purchase and sale of the Purchased Shares and of making an informed investment decision;
(i)
it acknowledges and understands that (i) the Vendor may possess material non-public information regarding the Corporation not known to the Purchaser that may impact the value of the Purchased Shares, including, without limitation, (x) information received by employees of the Vendor in their capacities as directors of the Corporation, (y) information otherwise received from the Corporation on a confidential basis, and (z) information received on a privileged basis (collectively, the "Information"), and that the Vendor is unable to disclose the Information to the Purchaser;
(j)
the Purchaser is a "WTO Investor" or "trade agreement investor" for purposes of the Investment Canada Act (Canada);
(k)
the Purchaser and its associates and affiliates and any Person acting jointly or in concert with the Purchaser do not own any Common Shares or any other securities of the Corporation and the Purchaser is not a "related party" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
(l)
the Purchaser has sufficient funds available to satisfy the Purchase Price pursuant to the terms of this Agreement;
(m)
the Purchaser has delivered to the Vendor true, complete and correct copies of (i) the executed Letter Agreement, (ii) the investor rights agreement, to be effective as of the Closing Date, between the Corporation and the Purchaser (the "Purchaser IRA") and (iii) the registration rights agreement, to be effective as of the Closing Date, between the Corporation and the Purchaser (the "Purchaser RRA"), which constitute all agreements, arrangements and understandings between the Purchaser and the Vendor with respect to the subject matter thereof, and which agreements have not been modified, amended, restated, altered, rescinded or terminated in any respect other than a Permitted Waiver;
(n)
the Purchaser has been independently advised as to the restrictions with respect to trading in the Purchased Shares imposed by applicable securities laws in the jurisdiction in which it resides or to which it is otherwise subject, and confirms that no representation has been made to it by or on behalf of the Vendor with respect thereto; and acknowledges that it is aware of the characteristics of the Purchased Shares and the risks relating to an investment therein; and acknowledges that it should consult its own legal counsel in its jurisdiction for full particulars of applicable resale restrictions and that it is the Purchaser's responsibility to find out what those restrictions are and to comply with such restrictions before selling the Purchased Shares;
(o)
the Purchaser is not resident in Canada;
(p)
the Purchaser is knowledgeable of, or has been independently advised as to, the securities laws having application in the jurisdiction in which the Purchaser is resident (the "International Jurisdiction") which would apply to the offer and sale of the Purchased Shares;

(q)
the Purchaser is purchasing the Purchased Shares for investment purposes only and not with a view to any resale, distribution or other disposition of any of the Purchased Shares in violation of Securities Laws;
(r)
the Purchaser is not a party to any transaction or series of transactions that is part of a plan or scheme to avoid the prospectus requirements in connection with a distribution to a person or company in Canada;
(s)
the Purchaser will not be afforded the same rights as those investors acquiring securities of the Corporation qualified under a Canadian prospectus;
(t)
the Purchaser is purchasing the Purchased Shares pursuant to exemptions from prospectus or equivalent requirements under applicable laws or, if such is not applicable, the Purchaser is permitted to purchase the Purchased Shares under applicable securities laws of the International Jurisdiction without the need to rely on any exemptions;
(u)
the applicable securities laws of the International Jurisdiction do not require the Vendor to make any filings or seek any approvals of any kind from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the offer or sale of any of the Purchased Shares;
(v)
the purchase of the Purchased Shares by the Purchaser complies with all applicable laws of the International Jurisdiction and does not trigger any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; and
(w)
the Purchaser agrees and acknowledges that it has received written notice that, until the expiration of the period described below, the DRS Advice Statement (and any replacement DRS Advice Statement issued prior to the expiration of the applicable hold periods) may bear legends to the following effect indicating that the resale of the Purchased Shares is restricted:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY FOLLOWING THE CLOSING DATE]"

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SHARES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SHARES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.".

3.3
Survival of Representations and Warranties

The representations and warranties of the Vendor and Purchaser in sections 3.1 and 3.2 shall survive the Closing and shall continue in full force and effect thereafter for a period of 12 months after the Closing Date, and such representations and warranties shall not merge in any agreement or instrument effecting any of the transactions contemplated hereby.

Article 4

Indemnity
4.1
Indemnity by the Vendor

The Vendor hereby agrees to indemnify and save harmless the Purchaser from all Losses suffered or incurred by the Purchaser directly or indirectly as a result of, arising out of, associated with or in connection with any inaccuracy, breach or non-performance of any representation, warranty, covenant or agreement made or to be performed by the Vendor pursuant to this Agreement (except to the extent that such Losses are the direct result of fraud, gross negligence or wilful misconduct on the part of the Purchaser).

4.2
Indemnity by the Purchaser

The Purchaser hereby agrees to indemnify and save harmless the Vendor from all Losses incurred by the Vendor directly or indirectly as a result of, arising out of, associated with or in connection with any inaccuracy, breach or non-performance of any representation, warranty, covenant or agreement made or to be performed by the Purchaser pursuant to this Agreement (except to the extent that such Losses are the direct result of fraud, gross negligence or wilful misconduct on the part of the Vendor).

4.3
Notice of Claim

If a Party (the "Indemnified Party") becomes aware of any litigation, action, suit, dispute, investigation, inquiry, audit, complaint, claim, demand, arbitration or legal, administrative or other similar matter or proceeding, including by any Governmental Entity, and includes any appeals or applications for review or other matter (a "Claim") in respect of which another Party (the "Indemnifying Party") agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

4.4
Claims

Following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If all Parties agree at or prior to the expiration of such 60‑day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If the Indemnifying Party disputes the validity or amount of the Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within the 60-day period specified in this section 4.4. The dispute notice must describe in reasonable detail the nature of the Indemnifying Party's dispute. During the 30-day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that 30-day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement. If the Indemnifying Party fails to respond in writing to the Claim within the 60-day period specified in this section 4.4, the Indemnifying Party is deemed to have rejected the Claim, in which event the Indemnified Party is free to pursue all rights remedies available to it, subject to this Agreement.

4.5
Notification of and Procedure for Third Party Claims
(a)
If a Third Party Claim is instituted or asserted against an Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the Third Party Claim.
(b)
The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Party, unless the notification occurs after the expiration of the specified period set out in section 3.3 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this section 4.5.
(c)
Subject to the terms of this section 4.5, upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.
(d)
The Indemnifying Party may not assume the investigation and defence of a Third Party Claim if:
(i)
the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Party determines in good faith that joint representation would be inappropriate;
(ii)
the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim;
(iii)
the Indemnifying Party does not acknowledge in writing its obligation to indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim; or
(iv)
the Third Party Claim seeks relief against the Indemnified Party other than monetary damages and the Indemnified Party determines in good faith that there is a reasonable probability that the Third Party Claim would adversely affect it or its affiliates and the Indemnified Party has notified the Indemnifying Party that it will exercise its exclusive right to defend, compromise or settle the Third Party Claim.
(e)
In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within 15 days of Indemnifying Party's receipt of notice of the Third Party Claim and shall comply with the following procedures:
(i)
the Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(ii)
the Indemnifying Party shall promptly: (A) reimburse the Indemnified Party for all costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim; and (B) with respect to any claims for Taxes, pay all amounts required under applicable laws that are required to be paid by the Indemnified Party to contest any assessment and/or reassessment in relation to such Taxes;
(iii)
the Indemnified Party shall not contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by law; and
(iv)
the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld, conditioned or delayed.
(f)
If the Indemnifying Party (i) is not entitled to assume the investigation and defence of a Third Party Claim under section 4.5(d), (ii) does not elect to assume the investigation and defence of a Third Party Claim, or (iii) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, the Indemnified Party has the right (but not the obligation) to undertake the defence of the Third Party Claim. In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim, the Indemnified Party may not assume the defence of the Third Party Claim unless the Indemnified Party gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.
(g)
If, under section 4.5(f), the Indemnified Party undertakes the investigation and defence of a Third Party Claim, the Indemnified Party may compromise and settle the Third Party Claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld, conditioned or delayed).
(h)
The Indemnified Party and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings and to use their reasonable commercial efforts to minimize Losses with respect to any Third Party Claim. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Party shall, at the request and expense of the Indemnifying Party, use its reasonable commercial efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Party shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Party, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Party shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

4.6
Limitations

Notwithstanding anything to the contrary in this Article 4

(a)
a Party has no obligation or liability for indemnification or otherwise with respect to any representation or warranty made by such Party in this Agreement after the 12-month anniversary of the Closing Date, except for Claims relating to the representations and warranties that the Party has been notified of prior to the end of such 12-month period.
(b)
Neither the Vendor nor the Purchaser has liability for, or obligation with respect to, any special, indirect, consequential, punitive or aggravated damages.
(c)
The Vendor has no liability or obligation with respect to any single Claim for indemnification or otherwise with respect to the matters described in section 4.1 unless the actual amount of the Losses suffered with respect to such Claim and in respect of which indemnification is sought under this Agreement is greater than $25,000.00. The amount of Losses with respect to any such Claim is not taken into account in determining whether or not the actual total amount of all Losses suffered meets the threshold amount under section 4.6(d).
(d)
The Vendor has no obligation to make any payment for Losses for indemnification or otherwise with respect to the matters described in section 4.1 until the actual total amount of all Losses suffered with respect to such matters exceeds $300,000.00, and then only for the amount by which such Losses exceed $300,000.00 up to a maximum of 100% of the Purchase Price (except to the extent that such Losses are the direct result of fraud, gross negligence or wilful misconduct on the part of the Vendor).
Article 5

Covenants Of The Vendor and the Purchaser
5.1
Actions to Satisfy Closing Conditions

Subject to the terms and conditions of this Agreement, each Party shall use its reasonable commercial efforts and shall cooperate with the other Party to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under law to consummate the transactions contemplated by this Agreement, including, in the case of the Purchaser, to maintain (including to not modify, amend, restate, alter, rescind or terminate in any respect, other than a Permitted Waiver), and exercise and enforce, its rights under the Letter Agreement, and no Party shall knowingly take (or fail to take) any action that could reasonably be expected to frustrate or materially interfere with such transactions. Each Party shall promptly notify the other Party in writing of each of the following: (a) any material legal, arbitral, governmental or other action, proceeding or investigation commenced or, to its knowledge, threatened against, relating to or involving this Agreement or the transactions contemplated herein; and (b) any material communications (whether oral or written) from a Governmental Entity in connection with transactions contemplated by this Agreement or the transactions contemplated herein, including a copy of any material written communication.

5.2
Filing Authorizations
(a)
The Vendor and the Purchaser, as promptly as practicable after the execution of this Agreement, will use reasonable commercial efforts to make all filings with, give all notices to, and obtain all authorizations and approvals from, Governmental Entities that are necessary in connection with the transactions contemplated by this Agreement. The Vendor and the Purchaser will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this section 5.2(a), including providing each other with advance copies and reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity, and all notices and correspondence received from any Governmental Entity, if and as applicable.
(b)
The Vendor and the Purchaser agree to use their respective reasonable commercial efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate this Agreement and the transactions contemplated hereby and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers, as applicable, challenging this Agreement or the consummation of the transactions contemplated hereby.
(c)
The Vendor and the Purchaser agree to keep all confidential information relating to the other Party provided to it by the other Party, including confidential information obtained related to any filings or approvals required by this section 5.2, strictly confidential (except to the extent that a Party is legally obligated to disclose such information) and not use any such information for any purpose other than to complete the purchase and sale of the Purchased Shares in accordance with this Agreement.
Article 6

conditions to closing
6.1
Mutual Closing Conditions
(a)
The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, which are inserted into and made part of this Agreement for the benefit of both Parties and may be waived only by both Parties:
(i)
the Outside Date shall not have occurred;
(ii)
on the Closing Date, no cease trade order or similar order relating to the Purchased Shares shall be in effect; and
(iii)
no action, suit or other legal proceeding, shall have been taken under any applicable law or by any Governmental Entity, and no order, decree, ruing, law, policy, decision, judgement, decision or directive (having the force of law) shall have been taken, enacted, issued, promulgated, amended or applied for, in each case that is reasonably likely to: (A) cease trade, enjoin or prohibit the Purchaser from owning the Purchased Shares; (B) restrains, enjoins or otherwise prohibits the completion of the transactions contemplated by this Agreement; or (C) prevents, impedes or materially delays the completion of the transactions contemplated by this Agreement.
(b)
If any condition set forth in section 6.1(a) has not been satisfied or waived by both Parties at or before the Closing Time, either Party may terminate this Agreement by written notice to the other Party prior to the Closing Time; provided that a Party shall not be permitted to exercise or purport to exercise any right of termination pursuant to this section 6.1(b) if the event or circumstances giving rise to that right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by that Party.
6.2
Conditions in Favour of the Purchaser
(a)
The obligation of the Purchaser to purchase the Purchased Shares from the Vendor as contemplated by this Agreement is subject to the fulfilment on or prior to the Closing Time of each of the following conditions:
(i)
the representations and warranties of the Vendor set forth in section 3.1 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date or if another date is specified therein, as of such date;
(ii)
the Vendor shall have performed and complied in all material respects with the covenants and agreements of the Vendor contained in this Agreement required to be performed and complied with by the Vendor on or prior to the Closing Time;
(iii)
where the TSX has determined that its approval or consent is required in order for the Vendor to transfer the Purchased Shares to the Purchaser (and for the avoidance of doubt, not in respect of any Excluded Matters), the approval or consent of the TSX to the transfer of the Purchased Shares to the Purchaser by the Vendor (and for the avoidance of doubt, not in respect of any Excluded Matters) shall have been provided or obtained, on terms and conditions acceptable to the Purchaser, acting reasonably (which for the avoidance of doubt, will not relate to any of the Excluded Matters);
(iv)
if required under the InPlay Credit Facility, delivery of the InPlay Credit Facility Consent on terms acceptable to the Purchaser, acting reasonably, provided that the payment or reimbursement of customary fees and expenses (including legal fees) incurred by the lenders in connection with providing the InPlay Credit Facility Consent shall be deemed to be reasonable for the purposes of this section 6.2(a)(iii);
(v)
no Material Adverse Effect in respect of the Corporation shall have occurred following the date hereof and prior to the Closing; and
(vi)
at the Closing Time, the Vendor shall have delivered to Purchaser the documents described in section 7.2.
(b)
The conditions set out in this section are for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser at any time. If any condition set forth in section 6.2(a) has not been satisfied or waived by the Purchaser at or before the Closing Time, the Purchaser may terminate this Agreement by written notice to the Vendor prior to the Closing Time; provided that the Purchaser shall not be permitted to exercise or purport to exercise any right of termination pursuant to this section 6.2(b) if the event or circumstances giving rise to that right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by Purchaser.

6.3
Conditions in Favour of the Vendor
(a)
The obligation of the Vendor to sell the Purchased Shares to the Purchaser as contemplated by this Agreement is subject to the fulfilment on or prior to the Closing Time of each of the following conditions:
(i)
the representations and warranties of the Purchaser set forth in section 3.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date or if another date is specified therein, as of such date;
(ii)
the Purchaser shall have performed and complied in all material respects with the covenants and agreements of Purchaser contained in this Agreement required to be performed and complied with by the Purchaser on or prior to the Closing Time;
(iii)
at or prior to the Closing Time, the Purchaser shall have satisfied and delivered the Purchase Price to or as directed by the Vendor; and
(iv)
at the Closing Time, the Purchaser shall have delivered the documents described in section 7.3.
(b)
The conditions set out in this section are for the exclusive benefit of the Vendor and may be waived in whole or in part by the Vendor at any time. If any condition set forth in section 6.3(a) has not been satisfied or waived by the Vendor at or before the Closing Time, the Vendor may terminate this Agreement by written notice to the Purchaser prior to the Closing Time; provided that the Vendor shall not be permitted to exercise or purport to exercise any right of termination pursuant to this section 6.3(b) if the event or circumstances giving rise to that right is due to the breach of any representation or warranty or failure to perform any covenant or obligation under this Agreement by the Vendor.
Article 7

CLOSING ARRANGEMENTS
7.1
Time and Place of Closing

The Closing shall take place electronically or at such other place as may be agreed upon by the Parties hereto at the Closing Time.

7.2
Closing Deliveries of Vendor

At the Closing, the Vendor shall deliver (or cause to be delivered, as applicable) to the Purchaser:

(a)
a certificate given by an officer of the Vendor certifying that each of the conditions set forth in sections 6.2(a)(i) and 6.2(a)(ii) have been satisfied;
(b)
an assignment, share transfer power of attorney, securities transfer form or letter of instruction from the Vendor of its interests in and to the Purchased Shares;
(c)
DRS Advice Statements (or other evidence satisfactory to the Purchaser, acting reasonably) representing and evidencing the registration of the Purchased Shares in the name of the Purchaser;

(d)
a no interest letter in respect of the Purchased Shares from the Vendor's lenders, in substantially the form attached hereto at Schedule A; and
(e)
a receipt confirming the Purchase Price has been received by the Vendor.
7.3
Closing Deliveries of Purchaser

At the Closing, the Purchaser shall deliver (or cause to be delivered, as applicable) to the Vendor:

(a)
a certificate given by an officer of the Purchaser certifying that each of the conditions set forth in sections 6.3(a)(i) and 6.3(a)(ii) have been satisfied;
(b)
the Purchase Price in the manner set forth in section 2.2; and
(c)
a receipt confirming the Purchased Shares have been received by the Purchaser.
Article 8

MISCELLANEOUS
8.1
Further Assurances

Each Party hereto shall from time to time and at all times after the Closing at the request of the other Party, acting reasonably, but without further consideration, do, or cause to be done, all such acts and things and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the provisions and intent of this Agreement.

8.2
Public Announcements

The Parties shall agree on the text of any press releases by which they will announce (a) the execution of this Agreement, and (b) on the Closing Date, the completion of the transactions contemplated by this Agreement. The Parties shall coordinate the dissemination of their respective press releases announcing the execution of this Agreement which shall be disseminated by the Parties as contemporaneously as possible on August 4, 2025. Except as required by applicable law, neither Party, nor any associate or affiliate thereof, shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated herein without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, if any Party reasonably determines, following advice from outside counsel, that disclosure is required by or advisable under applicable law or stock exchange rules or to ensure compliance with fiduciary duties, such Party shall, if permitted by applicable law, use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on such disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not permitted by applicable law, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel.

8.3
Agent for Service

The Purchaser appoints Bennett Jones LLP (Suite 4500, 855 - 2nd Street S.W., Calgary, AB, T2P 4K7, Attention: Elad Travis and Jon Truswell) as agent for service of any legal process with respect to any matter arising under or related to this Agreement or the transactions contemplated hereby and such service shall be deemed complete upon delivery thereof to Bennett Jones LLP at such address. The Purchaser expressly acknowledges that the foregoing is intended to be irrevocable under all applicable laws and shall take all such action as may be necessary to continue such appointment in full force and effect, provided that such designation may only be revoked if another agent is so appointed and so that the Purchaser shall at all times have an agent for service of the process for the above purposes in the Province of Alberta. In the event of the transfer of all or substantially all of the assets and business of the agent to another entity by consolidation, merger, sale of assets or otherwise, any such other entity shall be substituted hereunder for the agent with the same effect as if named herein in place of Bennett Jones LLP. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable law.

8.4
Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

(a)
in the case of the Vendor, at:

Obsidian Energy Ltd.

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta

T2P 1K3

Attention: Mark Hawkins

E-mail: [Email redacted]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Attention: J.R. Laffin

Email: jrlaffin@stikeman.com

(b)
in the case of the Purchaser, at

Delek Group Ltd.

19 Abba Eban Blvd.

P.O.B 2054

Herzliya 4612001

Israel

Attention: Udi Erez / Tamir Polikar

Email: [Emails redacted]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

Suite 4500

855 - 2nd Street S.W.

Calgary, Alberta

T2P 4K7

Attention: Elad Travis and Jon Truswell

Email: travise@bennettjones.com and truswellj@bennettjones.com or to such other street address, individual or electronic communication number or address as may be designated by notice given by the applicable party hereto to the other Party hereto. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof or, if given by registered mail, on the second Business Day following the deposit thereof in the mail or, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occurs if not given during such hours on any day. If the party hereto giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

8.5
Time of the Essence

Time is of the essence of this Agreement and each of the terms and conditions hereof.

8.6
Costs and Expenses

The Vendor and the Purchaser will each bear their own expenses (including, without limitation, fees and disbursements of counsel, accountants and other advisors) incurred by it in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the consummation of the purchase and sale of the Purchased Shares and the other transactions contemplated herein.

8.7
No Commission or Finder's Fee

No party hereto shall be liable for or otherwise incur any obligation to any other party hereto in respect of any commissions or finder's fees to any broker, intermediary or finder payable in connection with any transaction contemplated hereby.

8.8
Amendments

This Agreement may be amended, modified or supplemented only by an instrument in writing signed by Purchaser and the Vendor.

8.9
Enurement; Assignment

This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns, as the case may be. Neither this Agreement nor any of the rights or obligations of a Party under this Agreement will be assignable or transferable by such Party without the prior written consent of the other Party, which consent may be withheld by the other Party in its sole discretion or given subject to such conditions as the other Party may stipulate in its sole discretion, provided that the Purchaser may assign all or part of their respective rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates.

8.10
Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without reference to any conflicts of law rules that might result in the application of the laws of another jurisdiction. The Vendor and the Purchaser hereby:

(a)
irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in connection with this Agreement;
(b)
waive all right to object to the jurisdiction of such courts in any legal action or proceeding relating to this Agreement or the execution of any judgment, order or decree issued in or as a result of any such action or proceeding, which it may now or hereafter have by reason of domicile or otherwise;
(c)
waive any objection to the jurisdiction of such courts of any action or proceeding arising out of or in connection with this Agreement;
(d)
waive and agree not to plead or claim that any action or proceeding in such courts has been brought in an inconvenient forum; and
(e)
waive any right it may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to this Agreement.
8.11
Entire Agreement

This Agreement represents the entire agreement between the Parties with respect to the purchase and sale of the Purchased Shares and supersedes all prior agreements, understandings, negotiations and discussions between the Parties relating to the purchase and sale of the Purchased Shares. There are no representations, warranties, covenants, conditions, undertakings or other agreements, express or implied, verbal or written, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as expressly set out in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the purchase and sale of the Purchased Shares.

8.12
Waiver

No waiver of any provision of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar) nor will such waiver be binding unless evidenced by a written notice or other instrument signed by the Party to be bound by the waiver. No failure on the part of Vendor or the Purchaser to exercise and no delay in exercising any right under this Agreement will operate as a waiver of such right, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

8.13
Severability

If any one or more of the provisions of this Agreement are held to be illegal, invalid or unenforceable for any reason, then such illegality, invalidity or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision or provisions had never been contained herein.

8.14
Counterparts

This Agreement may be executed in any number of counterparts and by different Parties on separate counterparts, each of which, when so executed, will constitute an original and all of which, when taken together, will constitute one and the same agreement. Delivery of an executed counterpart of this Agreement in portable document format or other electronic means (including DocuSign) will constitute delivery of an executed counterpart of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF this Agreement has been executed by the Parties hereto.

OBSIDIAN ENERGY LTD.
(signed) “Stephen E. Loukas” Per: Name: Stephen E. Loukas Title: President and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

DELEK GROUP LTD.
(signed) “Ehud Erez” Per: Name: Ehud Erez Title: Chairman

(signed) “Tamir Polikar” Per: Name: Tamir Polikar Title: Vice President & Chief Financial Officer

[Signature Page to Share Purchase Agreement]

Schedule "A"

Form of No Interest Letter

NO INTEREST LETTER

TO: Delek Group Ltd. (the "Purchaser")

AND TO: Obsidian Energy Ltd. ("Obsidian")

DATE: ●, 2025

THE UNDERSIGNED, in its capacity as agent (the "Agent") for and on behalf of certain lenders (the "Secured Creditors") pursuant to an amended and restated credit agreement made as of April 4, 2025 among Obsidian, as borrower, the Secured Creditors, and the Agent, as amended, restated, supplemented, or replaced from time to time, being the holder of the security in respect of which the registrations described in Schedule B hereto have been made in the Alberta Personal Property Registry (which, together with any and all other security held by the Agent against Obsidian, whether on its own behalf or on behalf of the Secured Creditors or any of them, is hereinafter referred to as the "Security"), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, confirms to and agrees with the Purchaser and Obsidian as follows, knowing that the Purchaser and Obsidian will be relying upon such acknowledgment, confirmation and agreement:

1.
it acknowledges that the Purchaser and Obsidian have entered into a share purchase agreement made as of August 4, 2025, attached hereto as Schedule A (the "Share Purchase Agreement"), pursuant to which Obsidian proposes to sell, assign, transfer, convey, and set over all of the right, title, estate, and interest of Obsidian in and to the Purchased Shares (as defined in the Share Purchase Agreement) referenced therein (the "Assets") to the Purchaser;
2.
(i) to the extent the Assets are subject to the Security, the Agent's Security in the Assets is hereby automatically released and discharged and (ii) the Agent immediately reconveys and transfers any Assets to Obsidian if any such Assets were conveyed or transferred to the Agent pursuant to the Security;
3.
the Security and Assets have not been transferred, assigned, or otherwise disposed of by the Agent;
4.
this No Interest Letter shall enure to the benefit of any and all successors and assigns of the Purchaser; and
5.
this No Interest Letter shall be governed exclusively by the laws of the Province of Alberta.

[Remainder of Page Intentionally Left Blank]

DATED the date first above written.

ROYAL BANK OF CANADA, as Agent

Per:
Name:
Title:

No Interest Letter (Obsidian Disposition of InPlay Shares)

SCHEDULE A

SHARE PURCHASE AGREEMENT

[Intentionally omitted.]

SCHEDULE B

ALBERTA PERSONAL PROPERTY REGISTRY REGISTRATIONS

Registration Number	Registration Type
22072017341	Security Agreement
22072017355	Land Charge
22072017432	Security Agreement
22072017468	Land Charge